December 15, 2005

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Response to Questions on Accelrys, Inc.’s March 31, 2005 Form 10-K filed June 13, 2005 (File No. 000-27188)

Dear Ms. Collins:

Pursuant to our supplemental conversation today, we are providing the SEC Staff with additional information in regard to two comments from the letter dated November 29, 2005.  Set forth below are these two comments as they appeared in such letter, followed in each case by further clarifying information thereto:

Comment:

2.               Please refer to comment 5 of our letter dated September 19, 2005.  We note your response regarding your customers’ rights to exchange licensed software modules for other software modules.  Your response indicates that when a customer exercises their right to exchange, for example Module A for a Module B, they are no longer licensed to use the Module A.  Therefore based on paragraph 50 of SOP 97-2, it appears that paragraph 49 of SOP 97-2 (as cited in your response) would not be the applicable guidance.  Rather, it appears that these transactions would qualify as exchanges or returns.  Please explain.  Do these exchanged modules have no more than minimal differences in price, functionality, or features?  Explain how you analyzed these rights pursuant to paragraphs 50 & 51 of SOP 97-2 and SFAS 48, as applicable, and tell us how your accounting for such arrangement complies with this guidance.

Response:

We note that the Company modified its customer license agreements beginning in the first quarter of 2004 to allow customers increased licensing flexibility and choice.  The belief at the time was that offering customers the flexibility to use any product either currently available in the Company’s family of scientific modeling software, or developed in the foreseeable future, would deliver more value to customers and improve customer satisfaction.

At the time, the Company modified its contracts to include language allowing customers to broadly substitute one software product for another of the same or lesser value.  In practice, this right may be used by the customer to:

•                  Substitute any current product over the term of the agreement,

•                  Substitute any unspecified future product that we make available during the term of the agreement,

•                  Substitute all or a portion of any of its current products at any time during the term of the agreement,

•                  And, to repeatedly substitute products as many times as the customer wants over the term of the agreement.

For example, a customer may license certain products within our modeling software family.  Within the term of the license, they may stop using those original products, or even stop using a portion of those products and start using other products.  For example a customer may license 5 seats of each of products A, B and C.  Later they may choose to substitute 3 seats of product D for 3 seats of product A, and later still the customer may choose to substitute any other combination of seats of current or future products.

In addition, the customer may switch products at any time during the term and can go back and forth among our products as many times as they like.  They even have the right to go back to products that they previously gave up, again as many times as they like over the term of the agreement.

We have considered whether these substitution rights are a right of return that must be accounted for pursuant to SFAS 48.  While we acknowledge that SFAS 48 defines a right of return as the right to exchange a purchased product for other products,  we believe that the substitution rights that we provide to our customers are not at all like a traditional “return” right as contemplated by SFAS 48.

Both the Company and E&Y have reviewed the applicability of SFAS 48 and have concluded that these rights do not constitute a return as defined therein.  We reach this conclusion due to our belief that SFAS 48 contemplates a single right of return event, which by its nature is very different from the rights we described.  Our customers may not simply “return” the product, but instead can go back and forth between the originally shipped software product, currently available product and future product and back again to the original software product, and can do so for the entire term of the contractual arrangement.  Clearly this right is not consistent with the type of return contemplated in SFAS 48.  Rather, this right is one that allows controlled access to our entire library of software for a set amount of money over a fixed term.

Additionally, our end-user customers are not “returning” the software because of any dissatisfaction issues, such as it doesn’t work. Generally, there are no acceptance terms or provisions in our commercial arrangements.  Also, we don’t accept a return that was not in connection with a request for a substitution of product and our contracts expressly prohibit refunds.

Accordingly, the Company has concluded that these contracts are best described in SOP 97-2, paragraph 12, and in the related paragraphs 48 and 49.  Consistent with this literature, the Company believes that this right is in substance a subscription arrangement.  E&Y’s national software and revenue recognition leaders have reviewed the related contract provisions and our accounting and concur with our assessment.

In addition, we have reviewed each of the Big 4 major public accounting firms’ software revenue recognition guides and note that none of these offer any interpretations counter to our and E&Y’s conclusions.  In fact, we note that KPMG’s Software Revenue Recognition Manual (the second edition) on pages 150 and 151 (section 4.031) supports our accounting for these types of arrangements as subscriptions.  Specifically, the manual states that in situations where (1) the exchange right can be exercised multiple times, and (2) the exchange right can be exercised as long as the customer is a PCS subscriber, the arrangement should be accounted for as a subscription.  Since our contracts satisfy these two criteria, we believe that the KPMG guidance states that ratable revenue recognition is appropriate. And, although we acknowledge that each Company’s accounting must be determined based upon its applicable facts and circumstances, we have noted, based solely upon their public filings, that some major software clients of KPMG, including Cadence Design Systems and Synopsys, appear to have similar licensing terms and utilize subscription accounting.

Finally, in response to the Staff’s comments, we have also separately considered whether the rights conveyed to our customers would qualify as “exchanges”.  Although we feel that the substituted products may well qualify as “exchanges” given that the exchanged products have the same price and broadly similar features and functionality, we believe that the right to unspecified future products that is contained in our contracts would, by itself, require subscription treatment.

Not only do the Company and E&Y believe that the subscription accounting is technically correct for the form of our contracts but we also believe that it most faithfully represents the substance of the arrangements that we have entered into with our customers. Finally, as discussed supplementally with the Staff, we propose that we expand and clarify our disclosure in our Form 10-K to better describe these rights and the application of applicable literature.

Comment:

4.               Please refer to comment 6 of our letter dated September 19, 2005.  Tell us whether your consortia agreements involve significant production, modification or customization of your existing software (i.e. initial software library) and if so, how you considered SOP 81-1 in recognizing revenue for the entire arrangement.  If the consortia agreements do not involve significant production, modification or customization of your existing software, please explain the reasons why the consortia members are required to license your initial software library and also how you considered whether the license fee represents an up-front fee associated with the development of services to be provided.  Also, according to Note 2, consortium fees are recognized on a straight-line basis over the term of the agreement.  Do the membership fees also include the licenses for the software?  If so, tell us how you account for each element of the arrangement (i.e. the license, the membership) and tell us how you determined VSOE.  Please advise.

Response:

Your first question regarding consortia asks whether the agreements involve significant production, modification or customization of the initial software library.  We note for the Staff that the consortia efforts are not directed at those products, and that the Company is not required to modify or customize those products.  Rather, as described on page 9 of our most recent Form 10-K, the consortia are formed for purposes of market expansion and new product development.  We believe the formation of these consortia help the Company focus on topical industry needs and help establish valuable working relationships with thought leaders in our target markets.  These consortia foster collaboration between scientists at our customers and at leading academic institutions with our internal scientists and engineers.  These collaborations are facilitated through frequent customer interaction and quarterly and annual consortia member meetings which are similar to user group meetings.  The consortia member meetings provide a scientific forum for discussion of research applications and validation of modeling and analysis strategies between members.  Not only do these meetings concentrate on topics applicable to the consortia members, but also on training the members on our existing product offerings.

In addition, under the consortia agreement, the Company applies resources to the development of new software products, but is under no obligation to actually deliver such products, and the term or termination of the consortia is not tied to the delivery of any such products.  In fact, two out of the nine historic consortia efforts did not result in any products.  A third consortia resulted in a product delivered in its first year, yet the consortia continued for an additional two years.

Your second question asks why the members are required to license the initial software library.  We note that in order to be effective participants in the consortia, members must be proficient in computer-based scientific modeling and simulation techniques.  For example, many scientists do not use modeling and simulation software products, instead they continue to perform their experiments solely in the laboratory.  Our software represents a computer-based methodology for conducting experiments.  Some scientists have made the leap and others have not.  In order to contribute knowledge of how these products work and how the use of these products can impact the chemical research and drug discovery process, a scientist must have made the leap and be a proficient user of computer modeling software.

It is important to note that this software is included on our regular commercial price list and is available to any customer, at any time, and is sold under the same pricing and terms to consortia members as it is to non-consortia members.

Because this software is commercially available, many of the consortia members previously owned and used the software and therefore need not purchase the initial software library.  Other customers may have some of the products, but not all of the necessary products, and thus will only purchase certain of the products.  Still other customers are new to this type of technology and thus they buy the entire library.  Therefore this software is not a part of the consortia.  Thus the fee for this software, which again varies greatly depending upon the members’ existing ownership of our products (and in cases where the customer already owns the required software would be zero) is not part of the consortium fee.  Indeed, the consortia membership fee is paid in addition to fees, if any, for the initial software library.

Your final question asks if the consortia fee includes the licenses to the software.  We note, as discussed above, that the consortia fee does not include the software licenses.  There is a separate fee to join and participate in the consortia.  It is a term-based fee and the Company recognizes the related revenue ratably over the term of participation in the consortia.

Finally, as discussed supplementally with the Staff, we propose that we expand and clarify our disclosure in our Form 10-K to better reflect the nature of the consortia and the initial software library and the related accounting treatment.

* * * * *

With the responses provided above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission) from taking any action with respect to the filing, and;

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses provided above enable the SEC staff to better comprehend our specific facts and circumstances. Should you need any further information or clarification you may contact me at (858) 799-5447.

Best regards,

/s/ David M. Sankaran
David M. Sankaran
Senior Vice President and Chief Financial Officer
Accelrys, Inc.